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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com

June 5, 2018

Re:	Auris Medical Holding AG Registration Statement on Form F-1 Filed May 11, 2018 File No. 333-224889

Mr. Jeffrey Gabor

Ms. Mary Beth Breslin

Division of Corporation Finance

Office of Healthcare & Insurance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Gabor and Ms. Breslin:

On behalf of our client, Auris Medical Holding AG, a company established in Switzerland (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated May 31, 2018 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.

Form F-1 Filed May 11, 2018

General

1.	In light of the size of the offering, please provide us with an analysis as to why you believe this offering is appropriately registered in reliance on rule 415(a)(1)(i). Among other factors in your response, please address the number of shares being registered compared to the number of currently outstanding shares of common stock held by nonaffiliates. In this regard, we note your disclosure on page 3 presents the number of shares being registered as a percentage of the total number of shares outstanding, but assumes the shares being registered here are already issued and outstanding.

2	June 5, 2018

Response:	In response to the Staff’s comment, the Company advises the Staff that it has amended the Registration Statement to register 1,750,000 shares, which is less than one third of the Company’s public float, excluding shares beneficially held by affiliates.

As of the date hereof:

•	the total number of outstanding shares is 6,117,388

•	the number of outstanding shares held by non-affiliates is 5,385,933

•	the shares being registered are 32.5% of the non-affiliate float.

Should any questions arise, please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:

Thomas Meyer, Chairman and Chief Executive Officer of the Company

Raoul Dias, Senior Legal Counsel & Corporate Secretary of the Company